



Candy (Johnson) Bellau, MBA · 3rd

Accounting & QBO Guru

Greater New Orleans Region · 500+ connections · **Contact info**

Genobank.io

Dowling College

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Kramerica: Your QuickBooks Advanced ProAdvisors
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Kramerica Business Solutions is your small business partner. We specialize in...

Married entrepreneurs are building two companies and a life together
hancockwhitney.com

Learn how the lessons of parenthood helped two busy entrepreneurs grow their...

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877 followers

 **Yes! Please! Talk to someone, or...**

 **I find it absolutely crazy when**



Partnership = Sinking Ship
Candy commented



business owner does not have
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This is exciting!
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So much fun, and informative. panelists from both segments
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Experience



Chief Financial Officer
Genobank.io
Nov 2020 – Present · 2 mos

Genobank.io is the World's First Decentralized DNA Wallet using Blockchain.

Owner
Kramerica Business Solutions LLC
2007 – Present · 13 yrs
New Orleans, LA

Kramerica Business Solutions LLC specializes in providing business solutions for businesses with an emphasis made on streamlining procedures, reducing overhead and increasing profits. Kramerica has a proven ability to jump into a situation, review an operation and set up a system that can be easily maintained by new or existing staff. Kramerica can also provide st ...see mor



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CFO
Legend land Service LLC
2005 – 2008 · 3 yrs
New York

CFO for New York title company with 20+ joint ventures. Handled audits with underwriters, reviewed and processed files for escrow, recording and premium disbursements. Acted as a liaison with bankers, partners and vendors.



Volunteer, Namibia
Peace Corps
2003 · less than a year
Namibia

HIV/AIDS volunteer - lived and trained with other Peace Corps trainees learning local culture and the Oshiwambo language.

Education



Dowling College
MBA, Finance



Dowling College
BBA, Accounting

Licenses & certifications

QuickBooks Online Advanced Certified ProAdvisor
Intuit
Issued Oct 2017 · No Expiration Date

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Hubdoc Certified
Hubdoc
Issued Jan 2016 · No Expiration Date

Freshbooks Certified Accountant
FreshBooks
Issued 2015 · No Expiration Date

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Volunteer experience

Pro Bono

Propeller: A Force for Social Innovation
May 2014 – Present • 6 yrs 8 mos
Economic Empowerment

Assist socially & environmentally minded small business ventures in various stages of their business to grow and have accurate financial data.

Treasurer

First Presbyterian Church of New Orleans
Mar 2016 – Present • 4 yrs 10 mos
Social Services

Treasurer for First Presbyterian Church of New Orleans, which includes The Program of Hope, working closely with session members to ensure fiscal responsibility. First Presbyterian Church coordinates services and funding for The Program of Hope which works with the homeless by providing Salvation Army vouchers, bus tokens, clothing and food to assist them with getting to job interviews, medical appointments and to search for housing.

http://fpcno.org/

Treasurer

Program of Hope
Mar 2016 – Present • 4 yrs 10 mos
Social Services

New Orleans has the highest number of homeless in the nation in proportion to the population. The numbers of homeless persons continues to grow in New Orleans. Increasingly we are seeing people who have recently lost their jobs as well as the Working Homeless. We are seeing more and more Homeless Women and Children.

First Presbyterian has created this holistic ministry to respond to the variety of needs of people who are without permanent housing. We create a welcoming and nurturing environment assisting with housing vouchers, clothing, counseling, spiritual needs, healing, food, helping to find employment, shelter, moving into housing, and much, much more. This outreach is unique because it is completely run by volunteers, some of whom have been homeless.

The sanctuary doors open every Wednesday at 9AM and all are welcomed. The homeless are given donuts, cookies, coffee, water, etc (which are donated). We begin with an opening prayer, Bible reading, a devotional and an anointing with oil to anyone who wishes. We give out donated clothing items and vouchers for housing at the Salvation Army which cost $8 per person for a one night stay, bus tokens are given to get to job interviews and medical appointments, money for gas (if clients has transportation)to get to job interviews, in search for housing, emergency meds, and more. We provide a bagged lunch to the homeless on Wednesdays which currently is being donated by five different churches: (Orleans) Lakeview

Presbyterian and St. Charles Presbyterian; (Harvey) Faith Presbyterian Church; and (Metairie) John Calvin and Parkway Presbyterian.

We often see between 80-100 persons per week on Wednesdays and many come throughout the week, the numbers continue to grow as we continue to try to serve all.

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